

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Daniel Duval
President
Green 4 Media, Inc.
PO Box 1108
Kamuela, HI 96743

>   **Re: Green 4 Media, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 13, 2011**
>   **File No. 333-177305**

Dear Mr. Duval:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 25 that you are a shell company. Please revise the Prospectus cover page, Summary of the Prospectus, and other applicable sections of the Prospectus to disclose that you are a shell company as defined in Rule 405 of the Securities Act.

2.   Further, based on your status as a shell company, Rule 144 is not available for the resale of your securities until you meet the conditions of paragraph (i) of Rule 144. See Release 33-8869 (2007) which can be found on the internet at http://www.sec.gov/rules/final/2007/33-8869.pdf. Also, because Rule 144 is unavailable, your selling shareholders are underwriters with respect to their resales until you are no longer a shell company and, as noted, you meet all of the conditions of paragraph (i). See specifically Rule 144(i)(2). Please revise to name the selling shareholders as underwriters (not may be deemed underwriters as on page 16). You must also fix the

price of the sales by the selling shareholders for the <u>entire duration</u> of the offering because the offering is deemed to be on behalf of the company, and you are not eligible to conduct an at-the-market offering. See Rule 415(a)(4). We note you state on the Prospectus cover page (and in other places like pages 4 and 16) that the selling shareholders will sell at $0.10 until your shares are quoted on the OTCBB and thereafter at prevailing prices or in privately negotiated transactions.

Prospectus Cover Page

3.   We note you are registering a primary offering by the company and a secondary offering by certain selling shareholders. We note the primary offering will terminate 270 days from the effective date of the Prospectus. Please clarify by when the secondary offering will terminate.

4.   Also explain the risks to the company of registering primary and secondary offerings. That is, explain the challenges of raising capital for a development stage shell company with a concurrent secondary offering. Please include an applicable risk factor.

5.   We note the second paragraph of the Prospectus cover page states there is no minimum number of shares that are required to be purchased and the primary offering is on a self-underwritten, best efforts basis. Therefore, because you may receive no or very minimal proceeds from the primary offering, revise here and in other applicable sections like the Summary of the Prospectus to disclose that potential investors may be investing in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares. Please also add a relevant risk factor.

6.   We note your disclosure in the fifth paragraph of the Prospectus cover page that you are a development stage company that currently has no active business operations. Revise here and elsewhere like the Summary of the Prospectus to state whether your business plan is to engage in a merger or acquisition with an unidentified company, entity, or person. Further, disclose whether the company intends to be a vehicle for a private company to become a reporting company. We note similar disclosure on page 20.

Summary of the Prospectus, page 3

7.   We note you currently have two employees upon whom you rely. See the penultimate risk factor on page 7. Please disclose this reliance in this section.

Risk Factors, page 5

8.   Please revise to discuss the challenges of being a shell company such as by including a risk factor that highlights that Rule 144 is unavailable for the resales of your securities until you meet the conditions of paragraph (i) of that rule (such as restricted shares issued

to consultants, employees, or independent contractors). Revise the penultimate risk factor on page 10 as necessary.

9.   Please add a risk factor that addresses the minimum amount you need to raise from the primary offering to commence operations. It appears from pages 12 and 21 you need to raise at least $40,000 to implement your business plan.

10.   Please add a risk factor that addresses your ability to pay dividends and that discusses an investor's return on investment is likely to be limited to stock price appreciation.

11.   Please add a risk factor that addresses the potential dilutive and antitakeover affects of having a significant number of common and preferred shares authorized and control held by a few significant shareholders who are also the only directors.

We possess minimal capital, which may severely restrict our ability to market our services…, page 7

12.   Please revise to disclose the minimum amount of capital that you will need in the next 12 months to commence operations.

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 10

13.   Please estimate the amount you will spend annually to meet your ongoing reporting obligations. We note your disclosure on page 28.

Description of Business, page 19

14.   We note your website address on page 21. It appears this address is not yet functional. Please advise and revise.

15.   We note your discussion of competitors on page 21. Please revise to name them.

16.   We note your disclosure that you have no employees on page 23. However, from page 35 it appears you have two employees. Please advise and revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Dean Suehiro, Accountant Reviewer, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director